UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Mirion Technologies, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Titles of Class of Securities)
60471A101
(CUSIP Number)

Philip Grovit
GSAM Holdings LLC
200 West Street
New York, NY 10282
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 4, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAMES OF REPORTING PERSONS
GS Sponsor II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,600,511

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,600,511

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,600,511

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 225,500,094 shares of Class A Common Stock outstanding as of October 25, 2024, as reflected in the Form 10-Q filed by the Issuer with the SEC on October 30, 2024.

1	NAMES OF REPORTING PERSONS
The Goldman Sachs Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,003,465

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,003,465

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,003,465

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC-CO

(1)	Based on 225,500,094 shares of Class A Common Stock outstanding as of October 25, 2024, as reflected in the Form 10-Q filed by the Issuer with the SEC on October 30, 2024.

1	NAMES OF REPORTING PERSONS
Goldman Sachs & Co. LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,003,465

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,003,465

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,003,465

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 225,500,094 shares of Class A Common Stock outstanding as of October 25, 2024, as reflected in the Form 10-Q filed by the Issuer with the SEC on October 30, 2024.

This Amendment (this “Amendment No. 7”), which relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Mirion Technologies, Inc., a Delaware corporation (the “Issuer”), further amends the initial Schedule 13D (as amended prior to the date hereof, the “Initial Filing”), of GS Sponsor II LLC (the “Sponsor”), Goldman Sachs & Co. LLC (“Goldman Sachs”) and The Goldman Sachs Group, Inc. (“GS Group” and, together with Sponsor and Goldman Sachs, the “Reporting Persons”). Disclosure items set forth in the Initial Filing shall remain in effect with respect to the Reporting Persons except to the extent expressly amended or superseded by this Amendment No. 7. All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to such terms in the Initial Filing.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2(e) is hereby amended and restated as follows:

(e) Except as set forth in Schedule I, during the last five years, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, without independent verification, any of their executive officers and directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.	PURPOSE OF TRANSACTION

On November 4, 2024, the vesting conditions were satisfied in respect of the first of three tranches of the Founder Shares of Class A Common Stock previously reported in the Initial Filing. In connection with such vesting, Employee Participation 1 LLC expects to distribute 441,666 shares of Class A Common Stock to its members and Employee Participation 2 LLC expects to distribute 383,842 shares of Class A Common Stock to its members, in each case for no consideration. Further upon such vesting, Sponsor expects to distribute 5,424,489 shares of Class A Common Stock to its members for no consideration. Each of Goldman Sachs and GS Group will have ceased to beneficially own such shares of Class A Common Stock upon such distributions, except for 2,341,490 shares of Class A Common Stock to be distributed to Holdings.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a), (b), (c) is hereby amended and restated as follows:

(a) and (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D gives effect to the share distributions described in item 4 and is incorporated by reference into this Item 5. The percentage beneficial ownership reported herein by each Reporting Person is based on 225,500,094 shares of Class A Common Stock outstanding as of October 25, 2024, as reflected in the Form 10-Q filed by the Issuer with the SEC on October 30, 2024.

Each of the Reporting Persons may be deemed to beneficially own 10,600,511 shares of Class A Common Stock held by Sponsor, constituting 4.7% of the outstanding shares of Class A Common Stock. The Sponsor has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, such shares of Class A Common Stock.

Each of Goldman Sachs and GS Group may be deemed to beneficially own 15,003,465 shares of Class A Common Stock, constituting 6.7% of the outstanding shares of Class A Common Stock. Each of Goldman Sachs and GS Group may be deemed to have shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, (i) 10,600,511 shares of Class A Common Stock held by Sponsor, (ii) 883,334 shares of Class A Common Stock of which Employee Participation 1 LLC is the record owner, (iii) 1,016,158 shares of Class A Common Stock of which Employee Participation 2 LLC is the record owner, (iv) 2,341,490 shares of Class A Common Stock held by Holdings and (v) 161,972 shares of Class A Common Stock held by certain subsidiaries of GS Group in the ordinary course of business in order to facilitate the investing activity of their clients.

(c) Except as described in Item 4, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, Schedule B or Schedule C (the latter two of which are amended and restated by this Amendment No. 7), effected any transactions in the Class A Shares in the preceding sixty days.

Item 5(e) is hereby amended by the addition of the following:

(e) Sponsor ceased to be a beneficial owner of more than 5% of the outstanding shares of Class A Common Stock on November 5, 2024, in connection with the distribution in kind described in Item 4.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 5, 2024

GS SPONSOR II LLC

By:	/s/ Philip Grovit
Name	Philip Grovit
Title	Vice President

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Crystal Orgill
Name	Crystal Orgill
Title	Attorney-in-Fact

GOLDMAN SACHS & CO. LLC

By:	/s/ Crystal Orgill
Name	Crystal Orgill
Title	Attorney-in-Fact

SCHEDULE B

The name and principal occupation of each member as of the date hereof of the Goldman Sachs Asset Management Private Equity Investment Committee, which exercises the authority of Goldman Sachs & Co. LLC in managing the investment in the Issuer, are set forth below.

The business address for each member listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of Joe DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104. The business address of each of Jose Barreto, Michael Bruun, James Reynolds and Michele Titi-Cappelli is Plumtree Court, 25 Shoe Lane, London EC4A 4AU, England. The business address of Stephanie Hui is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong.

All members listed below are United States citizens, except as follows: Stephanie Hui is a citizen of the United Kingdom; Adrian M. Jones is a citizen of Ireland; Harsh Nanda is a citizen of India; each of Nicole Agnew and Gregory Olafson is a citizen of Canada; James Reynolds is a citizen of France; Michele Titi-Cappelli is a citizen of Italy; Jose Barreto is a citizen of Portugal; and Michael Bruun is a citizen of Denmark.

Name	Present Principal Occupation

Nicole Agnew	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Managing Director of Goldman Sachs & Co. LLC
Jose Barreto	Managing Director of Goldman Sachs International
Michael Bruun	Managing Director of Goldman Sachs International
Beat Cabiallavetta	Managing Director of Goldman Sachs & Co. LLC
Hristo Dimitrov	Managing Director of Goldman Sachs & Co. LLC
Lou D’Ambrosio	Managing Director of Goldman Sachs & Co. LLC
Joe DiSabato	Managing Director of Goldman Sachs & Co. LLC
Richard Friedman	Managing Director of Goldman Sachs & Co. LLC
Bradley J. Gross	Managing Director of Goldman Sachs & Co. LLC
Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Managing Director of Goldman Sachs & Co. LLC
Thomas R. McAndrew	Managing Director of Goldman Sachs & Co. LLC
Harsh Nanda	Managing Director of Goldman Sachs & Co. LLC
James Nolan	Managing Director of Goldman Sachs & Co. LLC
Gregory Olafson	Managing Director of Goldman Sachs & Co. LLC
Kenneth Pontarelli	Managing Director of Goldman Sachs & Co. LLC
James Reynolds	Managing Director of Goldman Sachs International
Leonard Seevers	Managing Director of Goldman Sachs & Co. LLC
Saba Shikari	Managing Director of Goldman Sachs & Co. LLC
Maxine Sleeper	Managing Director of Goldman Sachs & Co. LLC
Michele Titi-Cappelli	Managing Director of Goldman Sachs International

SCHEDULE C

The name of each director and executive officer of The Goldman Sachs Group, Inc. as of the date hereof is set forth below.

The business address of each person listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Lakshmi N. Mittal, who is a citizen of India. The present principal occupation or employment of each of the listed persons is set forth below.
Name	Present Principal Occupation
David M. Solomon	Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.
M. Michele Burns	Former Chairman and Chief Executive Officer, Mercer LLC; Former Chief Financial Officer of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.
Denis P. Coleman III	Chief Financial Officer of The Goldman Sachs Group, Inc.
Mark A. Flaherty	Former Vice Chairman, Wellington Management Company
Sheara J. Fredman	Chief Accounting Officer of The Goldman Sachs Group, Inc.
Carey Halio	Global Treasurer of The Goldman Sachs Group, Inc.
Kimberley D. Harris	Executive Vice President of Comcast Corporation; General Counsel of NBCUniversal
John B. Hess	Chief Executive Officer, Hess Corporation; Chairman and CEO of Hess Midstream, LP
Kevin R. Johnson	Former President and Chief Executive Officer, Starbucks Corporation
Ellen J. Kullman	Chair, Carbon 3D, Inc.
Brian J. Lee	Chief Risk Officer of The Goldman Sachs Group, Inc.
Lakshmi N. Mittal	Executive Chairman of ArcelorMittal S.A.
Thomas K. Montag	Chief Executive Officer of Rubicon Carbon LLC
Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.
John F.W. Rogers	Executive Vice President of The Goldman Sachs Group, Inc.
Kathryn H. Ruemmler	Chief Legal Officer and General Counsel of The Goldman Sachs Group, Inc.
Jan E. Tighe	Former Vice Admiral, United States Navy
David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.
John E. Waldron	President and Chief Operating Officer of The Goldman Sachs Group, Inc.

SCHEDULE I

On October 22, 2020, GS Group entered into an order instituting cease and desist proceedings with the SEC, which alleged GS Group failed to reasonably maintain a sufficient system of internal accounting controls between 2012 and 2015 with respect to the process by which it reviewed and approved the commitment of firm capital in large, significant and complex transitions, such as the three bond offerings for 1Malaysia Development Berhad (“1MDB”), and that documentation prepared in connection with the 1MDB transactions did not accurately reflect certain aspects of the bond offerings, including the involvement of a third party intermediary in the offerings. GS Group has agreed to pay a civil money penalty in the amount of $400,000,000 and disgorgement of $606,300,000.

On September 27, 2022, the SEC entered an order in which it settled charges against Goldman Sachs for violating certain recordkeeping and supervisory provisions of the Securities Exchange Act of 1934 by failing to maintain or preserve certain written business communications that were conducted on unapproved communication methods and failing to implement its policies and procedures that prohibit such communications. Goldman Sachs has agreed to pay a civil monetary penalty in the amount of $125,000,000 to the SEC in connection with these charges. Also on September 27, 2022, the Commodity Futures Trading Commission (the “CFTC”) issued an order filing and settling charges with Goldman Sachs for failing to maintain, preserve or produce records that were required to be kept under CFTC recordkeeping requirements and failing to diligently supervise matters related to its business as a CFTC registrant. Goldman Sachs has agreed to pay a civil monetary penalty of $75,000,000 to the CFTC.

On September 22, 2023, Goldman Sachs entered into a settlement with the SEC to resolve charges that, from November 2012 through March 2022, Goldman Sachs submitted at least 22,192 blue sheets to the SEC that inaccurately reported one or more of 43 separate types of issues that impacted its electronic blue sheets reporting. Under the SEC settlement, Goldman Sachs agreed to pay $6 million to the SEC and to cease and desist from violating recordkeeping provisions of the Exchange Act and SEC regulations. On the same day, Goldman Sachs entered into a settlement with Financial Industry Regulatory Authority (“FINRA”) to resolve similar charges. Under the FINRA settlement, Goldman Sachs consented to a censure and paid a fine of $6 million.

On September 25, 2024, GS Group entered into a settlement with the SEC to resolve charges that GS Group and certain of its affiliates failed to file on a timely basis multiple reports required under Section 16 (a) of the Exchange Act with the SEC with respect to multiple issuers. Under the SEC settlement, GS Group agreed to pay $300,000 to the SEC and to cease and desist from violating Section 16(a) of the Exchange Act and the SEC regulations.